Exhibit 4.5

Arkados, INC.

FIRST AMENDMENT TO Convertible PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONVERTIBLE PROMISSORY NOTE (this “Agreement”) is made and entered into as of January 27, 2017 (the “Effective Date”), by and between Arkados Group, Inc., a Delaware corporation (the “Company”), and Lucas Hoppel (the “Purchaser”). Initially capitalized terms not otherwise defined herein shall have the meaning set forth in the Note (defined herein).

RECITALS

A.       The Company and the Purchaser are parties to that certain Securities Purchase Agreement dated as of October 28, 2016 (the “Purchase Agreement”).

B.        In connection to the Purchase Agreement, the Purchaser purchased a convertible promissory note from the Company in the aggregate original principal amount of $38,500 dated as of October 28, 2016 (the “Note”).

C.       Pursuant to Section 1(a) of the Note, the Maturity Date may be extended at the option of the Purchaser in the event that, and for so long as, an Event of Default shall not have occurred and be continuing on the Maturity Date or any event shall not have occurred and be continuing on the Maturity Date that with the passage of time and the failure to cure would result in an Event of Default.

D.       Pursuant to Section 2.6 of the Purchase Agreement, no provision of the Notes shall be waived or amended other than an instrument in writing signed by the Purchaser.

C.       The Company and Purchaser, in connection to his financial interest in the Company as the holder of 20,000 restricted shares of the Company’s common stock, hereby desires to amend certain terms of the Note as set forth below.

AGREEMENT

In consideration of the foregoing recitals and the mutual promises and covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

1.        Amendment to the Definition of the Maturity Date. Notwithstanding anything to the contrary in the Note issued thereunder prior to the date of this Agreement, all references to the date of “January 30th, 2017” throughout the Note, shall be amended, restated and replaced in its entirety by the following date: “March 31st, 2017.”

2.        Waiver of Event of Default. If applicable, the Purchaser hereby waives any Event of Default (as defined under the Note) for the Company’s failure to observe or perform any other covenant, obligation, condition or agreement contained in the Purchaser’s Note or Purchase Agreement if such breach occurred prior to the date of this Agreement.

3.        Reaffirmation. Except as expressly provided herein, the undersigned agree that all of the terms, covenants, conditions, restrictions and other provisions contained in the Note shall remain in full force and effect.

4.        Entire Agreement. This Amendment, together with the Purchase Agreement and the Note, contains the entire agreement of the parties and supersedes any prior or contemporaneous written or oral agreements between them concerning the subject matter of this Amendment.

5.        Counterparts. This Amendment may be executed in counterparts, each of which shall be an original and all of which, taken together, shall constitute a single instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date and year first above written.

COMPANY

Arkados Group, Inc.,
a Delaware corporation

By:	/s/ Terrence DeFranco
Name:	Terrence DeFranco
Title:	CEO

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date and year first above written

PURCHASER

If an entity:

By:
Name:
Title:

Address:

Facsimile:
Email:

If an individual:

/s/ Lucas Hoppel

Name:	Lucas Hoppel

Address:

Facsimile:
Email: